Exhibit 12.01

Oklahoma Gas and Electric Company
Ratio of Earnings to Fixed Charges

	Six Months Ended June 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
(in millions)
Earnings:
Pre-tax income	$147.4	$398.5	$373.7	$403.6	$406.1	$374.9
Add: Fixed charges	77.7	147.9	153.9	146.9	136.0	129.6
Subtotal	225.1	546.4	527.6	550.5	542.1	504.5

Subtract:
Allowance for borrowed funds used during construction	7.4	7.5	4.2	2.4	3.4	3.5
Total earnings	217.7	538.9	523.4	548.1	538.7	501.0

Fixed Charges:
Interest on long-term debt	74.1	141.7	146.8	139.7	130.6	124.2
Interest on short-term debt and other interest charges	2.5	3.9	4.1	4.2	2.1	3.9
Calculated interest on leased property	1.1	2.3	3.0	3.0	3.3	1.5
Total fixed charges	$77.7	$147.9	$153.9	$146.9	$136.0	$129.6

Ratio of Earnings to Fixed Charges	2.80	3.64	3.40	3.73	3.96	3.87